UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 2)*

PuraMed BioScience, Inc.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
746094200
(CUSIP Number)
May 27, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 746094200	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Magna Asset Services Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 154,545,455* (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 154,545,455* (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,545,455* (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.832% (based on the total of 1,571,736,558 outstanding shares of Common Stock)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

SCHEDULE 13G

CUSIP No. 746094200	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Magna Equities I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 154,545,455* (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 154,545,455* (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,545,455* (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.832% (based on the total of 1,571,736,558 outstanding shares of Common Stock)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

SCHEDULE 13G

CUSIP No. 746094200	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Magna GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 154,545,455* (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 154,545,455* (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,545,455* (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.832% (based on the total of 1,571,736,558 outstanding shares of Common Stock)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

SCHEDULE 13G

CUSIP No. 746094200	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Joshua Sason
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 154,545,455* (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 154,545,455* (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,545,455* (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.832% (based on the total of 1,571,736,558 outstanding shares of Common Stock)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

SCHEDULE 13G

CUSIP No. 746094200	Page 6 of 11 Pages

Item 1.

(a)	Name of Issuer:

PuraMed BioScience, Inc., a Nevada corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1326 Schofield Avenue
Schofield, WI 54476

Item 2.

(a)	Name of Person Filing:

This Amendment No. 2 Schedule 13G (this “Amendment No. 2”) is being jointly filed by Magna Asset Services Ltd., a limited liability company organized and existing under the laws of the Cayman Islands (“Magna Asset Services”), Magna Equities I, LLC, a Delaware limited liability company (“Magna Equities I”), Magna GP, LLC, a Delaware limited liability company (“Magna GP”), and Joshua Sason, a United States citizen (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, $0.000001 par value, of the Issuer (the “Common Stock”) owned directly by Magna Asset Services. This Amendment No. 2 is being filed voluntarily to report changes in the number of shares of Common Stock beneficially owned by the Reporting Persons and to report that the Reporting Persons beneficially own more than 5% of the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G/A.

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is: 5 Hanover Square, New York, New York 10004.

(c)	Citizenship:

Magna Asset Services is a New York limited liability company.

Magna Equities I is a Delaware limited liability company.

Magna GP is a Delaware limited liability company.

Mr. Sason is a United States Citizen.

(d)	Title of Class of Securities:

Common Stock, $0.000001 par value

(e)	CUSIP Number:

746094200

SCHEDULE 13G

CUSIP No. 746094200	Page 7 of 11 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Issuer as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment Issuer registered under Section 8 of the Investment Issuer Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding Issuer or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment Issuer under section 3(c)(14) of the Investment Issuer Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ______________________

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

SCHEDULE 13G

CUSIP No. 746094200	Page 8 of 11 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(ii)	Shared power to vote or to direct the vote

The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

The 154,545,455 shares of Common Stock beneficially owned directly by Magna Asset Services may be acquired pursuant to the exchange of certain convertible notes of the Issuer that were purchased by Magna Equities I from a third party. On April 24, 2014, Magna Equities I entered into a Master Exchange Agreement with the Issuer, pursuant to which Magna Equities I may, at any time, exchange all, or any part, of such convertible notes of the Issuer into common stock of the Issuer; provided, that after giving effect to any such exchange, Magna Asset Services does not beneficially own more than 9.99% of the then outstanding shares of common stock of the Issuer.

SCHEDULE 13G

CUSIP No. 746094200	Page 9 of 11 Pages

Magna GP owns all membership interests in Magna Asset Services. Mr. Sason owns all membership interest in Magna GP and Magna Equities I. Accordingly, Mr. Sason, subject to the limitations of the rights described above, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all securities owned directly by Magna GP and Magna Equities I, including, without limitation, the Common Stock. Mr. Sason does not directly own any shares of Common Stock. Under Rule 13d-3 under the Exchange Act, Mr. Sason may be deemed to beneficially own the shares of Common Stock owned directly by Magna GP, Magna Equities I, and Magna Asset Services. Neither the Reporting Persons nor any of their affiliates are registered broker-dealers or an associated person of a registered broker-dealer.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Issuer.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 746094200	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 2015

Magna Asset Services Ltd.

By:		/s/ James McDade
	Name:	James McDade
	Title:	Authorized Signor

Magna GP, LLC

By:		/s/ Joshua Sason
	Name:	Joshua Sason
	Title:	Managing Member

Magna Equities I, LLC

By:		/s/ Joshua Sason
	Name:	Joshua Sason
	Title:	Managing Member

Joshua Sason

/s/ Joshua Sason
JOSHUA SASON

SCHEDULE 13G

CUSIP No. 746094200	Page 11 of 11 Pages

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of May 27, 2015, by and between Magna Asset Services Ltd., Magna GP, LLC, Magna Equities I, LLC, and Joshua Sason.